( BW)(GRUPO-RADIO-CENTRO)(RC) Grupo Radio Centro Reports First Quarter 2003 Results

    Business Editors

    MEXICO CITY--(BUSINESS WIRE)--April 28, 2003--Grupo Radio Centro, S.A. de C.V. (NYSE: RC)

    -- Grupo Radio Centro announces the significant recovery of its operating and net income, as a result of revenue increases and improved management of its operating costs

    -- The Company reduced its bank debt by approximately Ps. 75.8 million, from Ps. 384.0 million to Ps. 308.2 million in the first quarter of 2003

    Grupo Radio Centro, S.A. de C.V. (NYSE: RC, BMV: RCENTRO-CPO) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the three months ended March 31, 2003.
    All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of March 31, 2003.
    For the first quarter of 2003, broadcasting revenue was Ps. 187,968,000, representing an increase of 51.4% compared to Ps. 124,146,000 reported for the same period of 2002. This growth was mainly attributable to several accounts where advertising expenditures from political parties rose in connection with the upcoming congressional elections which will take place in July 2003.
    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first quarter of 2003 were Ps. 110,989,000, a decrease of 11.1% compared to Ps. 124,816,000 reported for the same period of 2002. This decrease was primarily attributable to the cancellation of unprofitable programming and lower operating expenses of the Company including a reduction in personnel expenses during the first quarter of 2003 compared with the same period of 2002.
    The Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 76,979,000 for the first quarter of 2003, compared to a broadcasting loss of Ps. 670,000 reported for the same period in 2002. This significant recovery was mainly attributable to the increase in broadcasting revenue as well as improved management of the Company's operating expenses during the quarter.
    Depreciation and amortization for the first quarter of 2003 amounted to Ps. 28,236,000, a 16.3% increase as compared with Ps. 24,269,000 reported for the same period of 2002. The rise was mainly due to the accelerated amortization, in the first quarter of 2003, of the goodwill associated with the purchase of one of the Company's subsidiaries.
    The Company's corporate, general and administrative expenses for the first quarter of 2003 were Ps. 11,230,000, compared with Ps. 11,123,000 reported for the same period of 2002.
    Primarily, as a result of the increase in broadcasting income, the Company reported operating income of Ps. 37,513,000 for the first quarter of 2003 as compared to an operating loss of Ps. 36,062,000 reported for the same period of 2002.
    For the first quarter of 2003, the Company had a comprehensive financing cost of Ps. 12,525,000, compared with comprehensive financing income of Ps. 2,894,000 for the same period of 2002. This unfavorable change was primarily attributable to a foreign exchange loss of Ps. 6,892,000 for the first quarter of 2003 compared with a foreign exchange gain of Ps. 4,469,000 reported for the same period of 2002. The foreign exchange loss resulted from the weakening of the peso against the U.S. dollar during the first quarter of 2003 while the foreign exchange gain resulted from the strengthening of the peso against the U.S. dollar during the first quarter of 2002.
    From March 31, 2002 to March 31, 2003, the Company's total bank debt decreased by approximately Ps. 75.8 million, from Ps. 384.0 million to Ps. 308.2 million. Of the Ps. 308.2 million in bank loan debt, 77% is peso-denominated while the remaining 23% is U.S. dollar-denominated. The Company is in compliance with all of the financial covenants stipulated under its loan agreements.
    Other expenses, net, for the first quarter of 2003 were Ps. 17,121,000, as compared with Ps. 15,267,000 reported for the same period in 2002. This 12.1% increase is primarily attributable to severance payments made during the first quarter of 2003 in connection with the personnel reductions made by the Company during this quarter.
    The Company's income before provisions for income tax and employee profit sharing for the first quarter of 2003 was Ps. 7,867,000, compared with a loss before provisions for income tax and employee profit sharing of Ps. 48,435,000 reported for the same period in 2002.
    Primarily due to the availability of tax loss carry-forwards, the Company recorded no provisions for income tax and employee profit sharing for the first quarter of 2003.
    As a result of the foregoing, the Company's net income for the first quarter of 2003 was Ps. 7,867,000, as compared with a net loss of Ps. 48,435,000 reported for the first quarter of 2002.

    Company Description:

    Grupo Radio Centro owns and/or operates 14 radio stations, 12 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

----------------------------------------------------------------------
                   GRUPO RADIO CENTRO, S.A. DE C.V.
              CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
  for the three month periods ended March 31, 2003 and 2002 expressed in Mexican pesos ("Ps.") with purchasing power as of March 31, 2003 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
----------------------------------------------------------------------


                                                March 31
                                                  2003          2002
                                             ---------------- --------
                                              U.S.$    Ps.      Ps.

Broadcasting revenue (2)                     17,458  187,968  124,146
Broadcasting expenses, excluding depreciation
 and amortization and corporate expenses     10,308  110,989  124,816
                                             ------- -------- --------
Broadcasting income (loss)                    7,150   76,979     (670)
                                             ------- -------- --------

Depreciation and amortization                 2,622   28,236   24,269
Corporate, general and administrative
 expenses                                     1,043   11,230   11,123
                                             ------- -------- --------
Operating income (loss)                       3,485   37,513  (36,062)
                                             ------- -------- --------

Comprehensive financing cost:
 Interest expense                              (726)  (7,814)  (4,905)
 Interest income (2)                             43      460       89
 Foreign exchange gain (loss), net             (640)  (6,892)   4,469
 Gain on monetary position, net                 160    1,721    3,241
                                             ------- -------- --------
                                             (1,163) (12,525)   2,894
Other expenses, net                          (1,590) (17,121) (15,267)
                                             ------- -------- --------
Income (loss) before the following provisions   732    7,867  (48,435)
                                             ------- -------- --------
Provisions for income tax & employee profit
 sharing                                          -        -        -
                                             ------- -------- --------
Net income (loss)                               732    7,867  (48,435)
                                             ------- -------- --------

Net income (loss) applicable to:
 Majority interest                              732    7,864  (48,433)
 Minority interest                                -        3       (2)
                                             ------- -------- --------
                                                732    7,867  (48,435)
                                             ======= ======== ========

Net income (loss) for the LTM per Series A
 Share (3)                                    0.033    0.359   (0.103)
Net income (loss) for the LTM  per ADS (3)    0.297    3.231   (0.927)
Weighted average common shares outstanding
 for the LTM (000's) (3)                             162,959  163,890

----------------------------------------------------------------------

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7671 per U.S. dollar, the noon buying rate for pesos on March 31, 2003.

(2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial airtime has been transmitted. Interest earned and treated as broadcasting revenue for the first quarters of 2003 and 2002 was Ps. 104,000 and Ps. 171,000, respectively.

(3) Earnings per share calculations are made for the last twelve months ("LTM") as of the date of the income statement, as required by the Mexican Stock Exchange.

----------------------------------------------------------------------
                   GRUPO RADIO CENTRO, S.A. DE C.V.
                 CONSOLIDATED UNAUDITED BALANCE SHEETS
                as of March 31, 2003 and 2002 expressed
  in Mexican pesos ("Ps.") with purchasing power as of March 31, 2003
    (figures in thousands of Ps. and U.S. dollars ("U.S. $" ) (1))
----------------------------------------------------------------------
                                            March 31
                                              2003            2002
                                      --------------------- ----------
                                        U.S. $      Ps.         Ps.
                ASSETS
                ------
Current assets:
 Cash and temporary investments       $   9,244     99,516     35,411
                                      ---------- ---------- ----------

Accounts receivable:
 Broadcasting                            17,789    191,533    116,547
 Other                                      841      9,059      5,706
 Income tax recoverable                       -          -     49,400
 Value added tax recoverable                  -          -     12,509
                                      ---------- ---------- ----------
                                         18,630    200,592    184,162
 Guarantee deposit                          642      6,915      7,298
 Prepaid expenses                         1,478     15,919     15,485
                                      ---------- ---------- ----------
Total current assets                     29,994    322,942    242,356

Prepaid expenses                          9,501    102,298    117,554
Property and equipment                   43,986    473,607    505,567
Deferred charges                          1,602     17,241     16,049
Guarantee deposit                           535      5,763     13,379
Excess cost over net book value of
 assets of subsidiaries, net             74,253    799,492    877,010
Other assets                                292      3,141      4,273
                                      ---------- ---------- ----------
Total assets                          $ 160,163  1,724,484  1,776,188
                                      ========== ========== ==========


             LIABILITIES
             -----------
Current:
 Notes payable                           13,907    149,741    162,000
 Advances from customers                  6,907     74,364     70,099
 Other accounts payable and accrued
  expenses                                5,810     62,557     85,164
 Income tax and other taxes payable       1,891     20,358      4,764
                                      ---------- ---------- ----------
     Total current liabilities           28,515    307,020    322,027

Long-Term:
 Bank loans                              14,720    158,487    222,034
 Deferred taxes                           5,294     57,004     88,401
 Reserve for labor obligations            2,453     26,416     21,148
                                      ---------- ---------- ----------
     Total liabilities                $  50,982    548,927    653,610
                                      ---------- ---------- ----------

         STOCKHOLDERS' EQUITY:
         ---------------------
Capital stock                            96,856  1,042,853  1,049,474
Retained earnings                        16,638    179,140    120,675
Reserve for repurchase  of shares         3,435     36,983     35,128
Stock premium                                 -          -          -
Accumulated effect of deferred income
 tax                                     (8,184)   (88,121)   (87,218)
Deficit on restatement of capital           391      4,213      4,050
Minority interest                            45        489        469
                                      ---------- ---------- ----------
     Total stockholders' equity       $ 109,181  1,175,557  1,122,578
                                      ---------- ---------- ----------
     Total liabilities and
      stockholders' equity            $ 160,163  1,724,484  1,776,188
                                      ========== ========== ==========

(1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.7671 per U.S. dollar, the noon buying rate for pesos on March 31, 2003.

    CONTACT: Investor Relations:
             Grupo Radio Centro, S.A. de C.V., Mexico
             Pedro Beltran/Alfredo Azpeitia, 52-57-28-48 81 or 52-57
             28-49-11
              or
             i-advize Corporate Communications, Inc., New York
             Maria Barona/Blanca Hirani, 212/406-3690
             Email: grc@i-advize.com